Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2024 and 2025. This section should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.1— Unaudited Interim Condensed Consolidated Financial Statements of Cango Inc. as of December 31, 2024 and June 30, 2025 and for the six months ended June 30, 2024 and 2025.”

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “the Company,” “we,” “our,” “ours,” “us” or similar terms refer to Cango Inc. and its subsidiaries.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are primarily engaged in the bitcoin mining business, with operations strategically deployed across North America, the Middle East, South America and East Africa. We entered the crypto asset space in November 2024, driven by advancements in blockchain technology, the growing adoption of crypto assets, and our commitment to diversifying our business portfolio. In parallel, we continue to operate an international automobile trading business, making it easier for global customers to access high-quality vehicle inventory from China.

Description of Key Statement of Operations Items from Continuing Operations

Revenues

The table below sets forth our revenues in aggregate and by service types for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
	US$	US$
Revenues:
Bitcoin mining income	—	282,269,981
International automobile trading income	—	1,720,650
Total revenues	—	283,990,631

Bitcoin mining income

We entered the crypto asset space in November 2024 and generate bitcoin mining income by providing hash calculation to mining pool operators based on cooperation agreements. Revenue from bitcoin mining business was US$282.3 million, a total of 2945.4 bitcoins mined in the six months ended June 30, 2025. Average cost to mine, excluding depreciation of mining machines, was US$ 75,989 per bitcoin, with all-in costs of US$ 90,654 per bitcoin. As of June 30, 2025, our total mining capacity reached 50 EH/s, primarily driven by the acquisition of 18 EH/s in June 2025.

International automobile trading income

International automobile trading income relates to our online international used car export business operated through AutoCango.com, which was launched in March 2024 and provides Chinese used car information to overseas dealers. For the six months ended June 30, 2025, revenue from international automobile trading business was US$1.7 million.

Operating Costs and Expenses

The table below sets forth our operating costs and expenses for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
	US$	US$
Operating Costs and Expenses:
Cost of revenue (exclusive of depreciation shown below)	—	225,447,985
Cost of revenue (depreciation)	—	43,194,326
General and administrative	3,203,605	13,014,756
Provision for credit losses	—	1,209,459
Impairment loss from mining machines	—	256,856,570
Gain from changes in fair value of receivable for bitcoin collateral	—	(51,715,376)
Total operating costs and expenses	3,203,605	488,007,720

Our operating costs and expenses consist of cost of revenue, general and administrative expenses, provision for credit losses, impairment loss from mining machines and gain from changes in fair value of receivable for bitcoin collateral.

Cost of revenue

Our cost of revenue primarily consists of cost of mining machines’ depreciation, cost of hosting expenses of mining machines and cost of vehicles. Cost of revenues are expensed as incurred when the corresponding services have been provided.

General and administrative expenses

Our general and administrative expenses consist primarily of compensation related to management, accounting and finance, legal, human resources and other administrative personnel, professional service fee as well as rent for office spaces related to various administrative activities.

Provision for credit losses

Our provision for credit losses consists primarily of the allowance for credit losses on the receivable for bitcoin collateral. The Company applies the current expected credit loss (“CECL”) model, which requires the measurement of lifetime expected credit losses on the amortized costs of the financial assets.

Impairment loss from mining machines

Impairment loss from mining machines in the six months ended June 30, 2025 was US$256.9 million. This non-cash impairment loss primarily resulted from the pricing of the 18 EH/s of mining machines acquired through a share-settled transaction entered in November 2024. By the time the mining machines were delivered in June 2025, our share price had nearly doubled, which triggered a non-cash accounting adjustment in accordance with applicable accounting standards.

Gain from changes in fair value of receivable for bitcoin collateral

We recorded gain from changes in fair value of receivable for bitcoin collateral of US$51.7 million in the six months ended June 30, 2025, which represented the change in fair value of the collateralized bitcoin as of June 30, 2025 from the value of bitcoin received from our mining activity.

Results of Operations

The following summary of the unaudited consolidated financial data for the periods indicated is qualified by reference to, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements and related notes.

	Six months ended June 30
	2024	2025
	US$	US$
Revenues	—	283,990,631
Bitcoin mining income	—	282,269,981
International automobile trading income	—	1,720,650
Operating cost and expenses:
Cost of revenue (exclusive of depreciation shown below)	—	225,447,985
Cost of revenue (depreciation)	—	43,194,326
General and administrative	3,203,605	13,014,756
Provision for credit losses	—	1,209,459
Impairment loss from mining machines	—	256,856,570
Gain from changes in fair value of receivable for bitcoin collateral	—	(51,715,376)
Total operation cost and expense	3,203,605	488,007,720
Loss from operations	(3,203,605)	(204,017,089)
Interest Income	4,295,668	991,173
Interest expense	—	(3,363,606)
Foreign exchange loss, net	—	(7,988)
Other income	166,451	226,993
Other expenses	—	(78,095)
Net income (loss) before income taxes from continuing operations	1,258,514	(206,248,612)
Income tax benefit	—	1,150,475
Net income (loss) from continuing operations	1,258,514	(205,098,137)
Discontinued operations:
Income (loss) from discontinued operations	23,732,735	(129,822,040)
Income tax expenses	(607,490)	(32,646,978)
Net income (loss) from discontinued operations	23,125,245	(162,469,018)
Net income (loss) attributable to Cango Inc.’s shareholders	24,383,759	(367,567,155)

Our historical results do not necessarily indicate our results to be expected for any future period.

About Non-GAAP Financial Measures

As part of our review of business performance, we present adjusted EBITDA as non-GAAP financial measure to help assess our core operating results. Adjusted EBITDA is defined as net income or loss before interest, taxes, depreciation, impairment, results from discontinued operations and further excludes share-based compensation expenses and other non-operating income and expenses. We believe adjusted EBITDA can be an important financial measure because it allows management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiency from period-to-period by making such adjustments.

While adjusted EBITDA is not a measure defined under U.S. GAAP, management uses it to evaluate performance, make strategic decisions, and set operating plans. Management believes it also helps investors gain a clearer understanding of our underlying performance by excluding certain costs and expenses that management believes are not indicative of our core operating results. The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the following table:

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in US dollar (“US$”), except for number of shares and per share data

	Six months ended June 30
	2024	2025
	US$	US$
Net income (loss)	24,383,759	(367,567,155)
Less: Discontinued operations:
Income (loss) from discontinued operations	23,732,735	(129,822,040)
Income tax expense	(607,490)	(32,646,978)
Net income (loss) from discontinued operations	23,125,245	(162,469,018)
Net income (loss) from continuing operations	1,258,514	(205,098,137)

Add: Interest expense	—	3,363,606
Add: Income tax benefit	—	(1,150,475)
Add: Depreciation	707	43,201,199
Cost of revenue	—	43,194,326
General and administrative	707	6,873
Add: Impairment loss from mining machines	—	256,856,570
Add: Other expenses	—	78,095
Less: Other income	166,451	226,993
Add: Share-based compensation expenses	1,079,112	3,697,862
General and administrative	1,079,112	3,697,862
Non-GAAP adjusted EBITDA	2,171,882	100,721,727
Non-GAAP adjusted EBITDA attributable to Cango Inc.’s shareholders	2,171,882	100,721,727

The Six Months Ended June 30, 2025 Compared with the Six Months Ended June 30, 2024

Discussions below reflect results of operations related to continuing operations.

Revenues

For the six months ended June 30, 2025, total revenues were US$284.0 million, with the bitcoin mining business generating revenue of US$282.3 million and the international automobile trading business generating revenue of US$1.7 million.

Our total revenues from continuing operations were nil during the six months ended June 30, 2024 because we entered the crypto asset space in November 2024 and launched AutoCango.com in March 2024, which started to generate revenues from April 2025.

Operating costs and expenses

Our operating costs and expenses increased from US$3.2 million for the six months ended June 30, 2024 to US$488.0 million for the six months ended June 30, 2025, primarily due to the following:

Cost of revenue (exclusive of depreciation shown below). For the six months ended June 30, 2025, cost of revenue excluding depreciation was mainly comprised of hosting expenses for mining service of US$223.8 million and cost of vehicles of US$1.6 million while no such costs incurred during six months ended June 30, 2024.

Cost of revenue (depreciation). For the six months ended June 30, 2025, cost of revenue relating to the depreciation of our mining machines amounted to US$43.2 million while no such costs incurred during six months ended June 30, 2024.

The gross profit for the six months ended June 30, 2025 was US$15.3 million. For the bitcoin mining business, the gross profit for the six months ended June 30, 2025 was US$15.2 million. For the international automobile trading business, the gross profit for the six months ended June 30, 2025 was US$0.1 million.

General and administrative expenses. General and administrative expenses increased from US$ 3.2 million for the six months ended June 30, 2024 to US$13.0 million for the six months ended June 30, 2025, representing an increase of US$9.8 million. The increase was mainly due to the increase of the non-cash shared based compensation and the professional service fees rendered for the six months ended June 30, 2025.

Provision for credit losses. Our provision for credit losses increased from nil for the six months ended June 30, 2024 to US$1.2 million for the six months ended June 30, 2025, primarily due to the allowance for credit losses on the receivable for bitcoin collateral. The Company applies the current expected credit loss (“CECL”) model, which requires the measurement of lifetime expected credit losses on the amortized costs of the financial assets.

Impairment loss from mining machines. Impairment loss from mining machines increased from nil for the six months ended June 30, 2024 to US$256.9 million for the six months ended June 30, 2025. This non-cash impairment loss primarily resulted from the pricing of the 18 EH/s of mining machines acquired through a share-settled transaction entered in November 2024. By the time the mining machines were delivered in June 2025, our share price had nearly doubled, which triggered a non-cash accounting adjustment in accordance with applicable accounting standards.

Gain from changes in fair value of receivable for bitcoin collateral. We recorded gain from changes in fair value of receivable for bitcoin collateral of US$51.7 million in the six months ended June 30, 2025 which represented the positive change in fair value of the collateralized bitcoin as of June 30, 2025 from the value of bitcoin received from our mining activity.

Interest income. Our interest income decreased from US$4.3 million for the six months ended June 30, 2024 to US$1.0 million for the six months ended June 30, 2025, representing a decrease of US$3.3 million. The decrease was mainly due to the decreased balances of bank deposits maintained during the six months period ended June 30, 2025.

Interest expense. Our interest expense increased from nil for the six months ended June 30, 2024 to US$3.4 million for the six month ended June 30, 2025, mainly due to interest expenses for the hash rate financing loan to fund the mining operations.

Other income. Our other income was US$0.2 million for the six months ended June 30, 2024 and US$0.2 million for the six months ended June 30, 2025, which represented the income from ADS depositary fee shared with the Company in both periods.

Other expenses. Our other expenses increased from nil for the six months ended June 30, 2024 to US$0.1 million for the six months ended June 30, 2025, which represented the disposal of operating lease right-of-use assets, netting of the associated lease liabilities.

Net (loss) income before income taxes. As a result of the foregoing factors, we recorded net loss before income taxes of US$206.2 million for the six months ended June 30, 2025, compared with net income before income taxes of US$1.3 million for the six months ended June 30, 2024.

Income tax benefit. Our income tax benefit increased from nil for the six months ended June 30, 2024 to US$1.2 million for the six months ended June 30, 2025, mainly due to the recognition of deferred tax assets for the losses to be carried forward.

Net (loss) income from continuing operations. As a result of the foregoing factors, we recorded net loss of US$205.1 million from continuing operations for the six months ended June 30, 2025, as compared to net income of US$1.3 million from continuing operations for the six months ended June 30, 2024.

Net income (loss) from discontinued operations

For the six months ended June 30, 2025, the Company recorded a loss from discontinued operations of US$162.5 million in connection with the divestiture of its PRC business. The loss included a one-time release of cumulative foreign currency translation adjustment of US$44.3 million from accumulated other comprehensive loss, loss from discontinued operations of US$7.2 million, loss from disposal of discontinued operations of US$78.4 million and income tax expenses of US$32.6 million related to the PRC withholding tax on the indirect transfer of such assets.

For the six months ended June 30, 2024, the Company recorded a net income of US$23.1 million from discontinued operations, primarily attributable to net recovery on provision for credit losses and net gain on contingent risk assurance liabilities.

Liquidity and Capital Resources

Our principal sources of liquidity have been issuance of equity securities, borrowings from trusts, banks and other third-parties and cash provided by operating activities, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. In addition, in May 2025, we successfully completed the divestiture of our PRC business, generating substantial cash proceeds and providing ample liquidity to support our ongoing strategic initiatives.

As of June 30, 2025, we had cash and cash equivalents of US$117.8 million compared with US$90.4 million belong to continuing operations as of December 31, 2024.

As a holding company with no material operations of our own, we conduct our operations primarily through our wholly owned subsidiaries.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2024 and 2025.

	For the six month ended June 30,
	2024	2025
	US$	US$
Net cash provided by / (used in) continuing operating activities	1,190,424	(12,715,733)
Net cash provided by continuing investing activities	271,221	153,312,556
Net cash used in continuing financing activities	(12,065,515)	(174,277,190)

Net cash (used in) / provided by continuing operating activities

Net cash used in operating activities was US$12.7 million in the six months ended June 30, 2025, primarily due to the net loss from continuing operations of US$205.1 million, adjusted for (i) impairment loss from mining machines of US$256.9 million, (ii) depreciation of US$43.2 million, (iii) share-based compensation expenses of US$3.7 million, and (iv) US$208.1 million of hosting and services settled through stablecoins, partially offset by (i) bitcoin mining income of US$282.3 million, and (ii) change in fair value of bitcoin collateral of US$51.7 million.

Net cash provided by operating activities was US$1.2 million in the six months ended June 30, 2024, primarily due to net income of US$24.4 million, adjusted for (i) income for discontinued operations of US$23.1 million and (ii) changes in working capital of US$1.3 million, partially offset by non-cash share-based compensation expense of US$1.1 million.

Net cash provided by continuing investing activities

Net cash provided by investing activities was US$153.3 million in the six months ended June 30, 2025, primarily due to (i) net proceeds from sale of discontinued operations of US$149.5 million and (ii) proceeds from redemption of other short-term investments of US$40.1 million, partially offset by payments for the mining machines of US$36.3 million.

Net cash provided by investing activities was US$0.3 million in the six months ended June 30, 2024, primarily due to the redemption of short-term investments, net of the purchases of such investments.

Net cash used in continuing financing activities

Net cash used in financing activities was US$174.3 million in the six months ended June 30, 2025, primarily for the repayment of borrowings due to discontinued operations.

Net cash used in financing activities was US$12.1 million in the six months ended June 30, 2024, primarily due to payment to treasury shares repurchases.

Cash flows from discontinued operations

Net cash used in discontinued operations was US$68.6 million for the six months ended June 30, 2025, primarily due to prepayments for machines of US$128.4 million and an equity investment in a joint venture of US$55.1 million, as well as net operating expenses of US$10.1 million, partially offset by net proceedings from redemptions of short-term investments of US$127.6 million.

Net cash used in discontinued operations was US$245.9 million for the six months ended June 30, 2024, primarily due to payments for short-term investments, net of redemptions, totaling US$291.5 million, partially offset by the positive operating cash flows mainly attributable to the collection of accounts receivable and financing receivables of US$44.0 million.

Critical accounting estimates

Our unaudited interim condensed consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The preparation of these unaudited interim condensed consolidated financial statements requires us to make certain estimates and assumptions that affect the amounts reported. On an ongoing basis, we evaluate our estimates and assumptions.

The following new critical accounting estimate was adopted during the three months ended June 30, 2025.

See Note 2 to the unaudited interim condensed consolidated financial statements in our 2025 Form 6-K for a summary of significant accounting policies.

Impairment of long-lived assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cautionary Statement Regarding Forward Looking Statements

We have made statements in this interim report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;
●	developments in, or changes to, laws, regulations, governmental policies, incentives, taxation and regulatory and policy environment affecting our operations and the industries where we operate;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures; and
●	general business, political, social and economic conditions in the markets where we have operations.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.